UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

Alterra Capital Holdings Limited

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G0229R108

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Nicholas F. Potter, Esq.

Gregory V. Gooding, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

May 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0229R108

1	Names of reporting persons Markel Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power See Item 4
	8	Shared voting power 0
	9	Sole dispositive power See Item 4
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person See Item 4
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 100%
14	Type of reporting person (see instructions) CO, IC

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Markel Corporation (“Markel”) and amends the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2012, in respect of the common stock, par value $1.00 per share, of Alterra Capital Holdings Limited (the “Issuer”) (the “Schedule 13D”).

The Schedule 13D remains in effect except to the extent that it is amended, restated or superseded in this Amendment. Capitalized terms used but not defined shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2(d) of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(d) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Markel are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

As of May 1, 2013, the effective date of the Merger, all issued and outstanding Common Shares of the Issuer (other than any restricted shares that do not vest in connection with the Merger) automatically converted into the right to receive (a) 0.04315 validly issued, fully paid and nonassessable Markel Common Shares, together with any cash paid in lieu of fractional shares, and (b) $10.00 in cash, without interest. Also pursuant to the terms of the Merger Agreement, on May 1, 2013, the size of Markel’s board of directors was increased to twelve members and two individuals designated by the Issuer and approved by the nominating/corporate governance committee of Markel’s board of directors, Michael O’Reilly and K. Bruce Connell, were appointed to Markel’s board of directors.

Under the terms of the Issuer Shareholder Voting Agreement, the proxy granted thereunder and the agreement by the shareholders of the Issuer that executed an Issuer Shareholder Voting Agreement to vote all of such shareholder’s Common Shares terminated automatically on May 1, 2013.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended, in pertinent part, as follows:

(a) - (b) As of May 1, 2013, following the consummation of the Merger, Markel is the sole shareholder of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2013

MARKEL CORPORATION

By:	/s/ D. Michael Jones
	Name:	D. Michael Jones
	Title:	General Counsel

Annex A

MARKEL CORPORATION

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Markel Corporation as of May 6, 2013. The principal business address of each person listed below is c/o Markel Corporation 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148.

DIRECTORS OF MARKEL CORPORATION

Name	Present Occupation	Citizenship
Alan I. Kirshner	Chairman of the Board, Markel Corporation	United States

Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	United States

Steven A. Markel	Vice Chairman of the Board, Markel Corporation	United States

J. Alfred Broaddus, Jr.	Private Investor; Retired President, Federal Reserve Bank of Richmond	United States

K. Bruce Connell	Retired	United States

Douglas C. Eby	Private Investor	United States

Stewart M. Kasen	Retired	United States

Lemuel E. Lewis	Retired	United States

Darrell D. Martin	Retired	United States

Michael O’Reilly	Retired	United States

Jay M. Weinberg	Retired	United States

Debora J. Wilson	Retired	United States

EXECUTIVE OFFICERS OF MARKEL CORPORATION

Name	Present Occupation	Citizenship
Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	United States

Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	United States

Steven A. Markel	Vice Chairman of the Board, Markel Corporation	United States

F. Michael Crowley	President and Co-Chief Operating Officer, Markel Corporation	United States

Thomas S. Gayner	President and Chief Investment Officer, Markel Corporation	United States

Richard R. Whitt, III	President and Co-Chief Operating Officer, Markel Corporation	United States

Gerard Albanese, Jr.	Executive Vice President and Chief Underwriting Officer, Markel Corporation	United States

Bradley J. Kiscaden	Executive Vice President and Chief Actuarial Officer, Markel Corporation	United States

Anne G. Waleski	Vice President and Chief Financial Officer, Markel Corporation	United States

Britton L. Glisson	Chief Administrative Officer, Markel Corporation	United States